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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.	Name and Address of Reporting Person* (Last, First, Middle)	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Dresner, Milton, H.		BIOTIME INC (BTX)
	28777 Northwestern Hwy Suite 100	4.	Statement for Month/Day/Year				5.	If Amendment, Date of Original (Month/Day/Year)
			03/31/2003
	(Street)	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	Southfield, MI 48304 (City) (State) (Zip)		☒	Director	☐	10% Owner		☒ Form filed by One Reporting Person
			☐	Officer (give title below)				☐ Form filed by More than One Reporting Person
			☐	Other (specify below)

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2a.	Deemed Execution Date, if any. (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transactions(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Common Shares, no par value													110,998(1)		D

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3a.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	Option to Purchase Common Shares		$1.55		3/31/03				A			20,000

	Option to Purchase Common Shares		$7.25

	Option to Purchase Common Shares		$11.50

	Option to Purchase Common Shares		$12.57

	Option to Purchase Common Shares		$3.00

	Warrants to Purchase Common Shares		$6.50

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned - Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	(2)	3/30/08		Common Shares	20,000		N/A		20,000		D

	3/26/01	3/25/06		Common Shares	10,000		N/A		10,000		D

	3/31/00	3/30/05		Common Shares	10,000		N/A		10,000		D

	4/29/99	4/28/04		Common Shares	10,000		N/A		10,000		D

	(3)	3/30/07		Common Shares	20,000		N/A		20,000		D

	8/13/01	8/01/04		Common Shares	15,384		N/A		15,384		D

Explanation of Responses:

(1) Includes 70,000 shares that Mr. Dresner may acquire through the exercise of stock options and 15,384 shares that he may acquire upon the exercise of certain warrants.

(2) 5,000 options became exercisable on March 31, 2003 and the remaining 15,000 will become exercisable in 9 equal monthly installments based upon continued service on the board of directors.

(3) 12,500 options became exercisable on March 31, 2002 and the remaining 7,500 became exercisable in 9 equal monthly installments based upon continued service on the board of directors.

/s/ Milton H. Dresner	4/1/2003
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.